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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

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
                                                                                SEC FILE NUMBER
                                                                                0-3132
                                                                                ---------------

(Check One):                                                                    CUSIP NUMBER
   X  Form 10-K    Form 20-F    Form 11-K    Form 10-Q    Form N-SAR            867 06 4107
  ---           --           --           --           --                       ---------------


         For Period Ended: December 31, 1998
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Sunbase Asia, Inc.
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Full Name of Registrant

Pan American Industries, Inc.
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Former Name if Applicable

19/F, First Pacific Bank Centre, 51-57 Gloucester Road, Wanchai, Hong Kong
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Address of Principal Executive Office (Street and Number)

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City, State and Zip Code



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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X      (b)      The subject annual report, semi-annual report, transition
-----             report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
                  portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The principal operations of the Registrant are located in the People's Republic of China. The Registrant has suffered a delay in obtaining from its China operations certain financial data required to be included in its Annual Report on Form 10-K. As a result, there will be a short delay in the filing of the Form 10-K with the Commission.

                           Attachment to Form 12b-25.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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
            Roger Li                           Country Code 852             2865-1511
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          (Name)                                (Area Code)               (Telephone Number)
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
(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).                                           X   Yes       No
                                                                                            ------     -----
(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                                                            X   Yes       No
                                                                                            ------     -----
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         If so, attach an explanation of the anticipated change,

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         both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation:

         Sales for the full fiscal year is anticipated to decrease by more than 40% as reflected in the results for the first nine months of 1998 as reported in the Company's 10-Q filings. The decrease in sales was due to adverse market conditions in the PRC primarily due to the financial crisis in Asia. Moreover, stringent control on capital expenditure of PRC enterprises by the government has caused the decrease in demand and thus the sales of the Company's products, which are components of machinery and equipment. Competition within the PRC bearing industry increased in 1998 for the limited sales orders in the bearing market. In addition there was no material price increases from the prior twelve-month period.

         As a result of the decrease in sales and increase in interest expense, general and administrative expenses, net income is expected to decrease substantially as compared with the 1997 fiscal year. As previously reported in the Company's 10-Q, net income for the first nine months of 1998 decreased by more than 160% as compared to the same 1997 period. The Company believes that the decrease for the full 1998 fiscal year may be even greater after provisions are made for the full fiscal year.

         The exact amount of decrease in sales and net income compared to the last fiscal year cannot be quantified as the audited accounts have not yet been finalized.


                               Sunbase Asia, Inc.
                  -------------------------------------------
                  (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned there unto duly authorized.


Date   March 31, 1999                  By        /s/ Roger Li
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                                         Roger Li, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (SS.232.201 or SS.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (SS.232.13(b) of this chapter).